April 27, 2011

Vanessa Robertson/Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of March 7, 2011

Item 4.02 Form 8-K

Filed March 2, 2011

File No. 333-68008

Ms. Robertson:

This correspondence is in response to your letter dated February 2, 2011 in reference to our filing of 4.02 on Form 8-K filed March 2, 2011 on the behalf of Nuvilex, Inc., File No. 333-68008.

Please accept the following responses and note that Registrant filed amended Form 8-K/A on April 26, 2011.

1.

Registrant has amended the Form 8-K to indicate the name of the independent registered public accounting firms that it discussed the error with prior to determining that a restatement was necessary.  Further, the Form 8-K was amended to disclose in more detail the nature of the error.  Registrant did not disclose information provided by the auditors relative to the error since the auditors did not provide any information apart from requesting that Registrant review GAAP with respect to purchase accounting.  Registrant detected the error and notified the auditor.

2.

Registrant has revised the disclosed in Form 8-K to include a statement as to the status of restatement of January 31, 2010 financial statements.

3.

Registrant has filed an updated Exhibit 16 letter from the auditors as requested pursuant to Item 4.02(c) of Form 8-K as an exhibit to Form 8-K/A filed April 26, 2011.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Patricia Gruden

Patricia Gruden

Interim Chief Financial Officer